UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED
10/F, Building B, United Mansion
No. 2, Zijinhua Road, Hangzhou
Zhejiang 310013
People’s Republic of China
(86-571) 8777-0978
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______________________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-N/A

SIGNATURE
EXHIBIT INDEX

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED
By:	/s/ Carl Yeung
	Name:	Carl Yeung
	Title:	Chief Financial Officer

Date: May 11, 2011

EXHIBIT INDEX

Page
Exhibit 99.1 —Press Release	4

Exhibit 99.1
Sky-mobi Limited Announces Preliminary Financial
Results for the Fiscal Fourth Quarter and
Fiscal Year Ended March 31, 2011
HANGZHOU, China, May 11, 2011 — Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, announced today its preliminary unaudited financial results for the fiscal fourth quarter (“fourth quarter 2011”) and fiscal year ended March 31, 2011 (“fiscal year 2011”). The preliminary unaudited financial data and operating data presented below are subject to change and the changes may be material.
Preliminary Fourth Quarter 2011 Highlights
•	Total revenues increased 20.8% to RMB177.5 million (US$27.1 million) in fourth quarter 2011, compared to the fiscal fourth quarter ended March 31, 2010 (“fourth quarter 2010”). Maopao Community revenues through K Currency, i.e., revenues not collected through mobile network operators represented 12.1% of total revenues, compared to 1.6% in fourth quarter 2010

•	Profit from operations was RMB14.4 million (US$2.2 million) in fourth quarter 2011, down 35.2% from fourth quarter 2010

•	Non-IFRS profit from operations was RMB27.5 million (US$4.2 million) in fourth quarter 2011, up 13.9% from fourth quarter 2010

•	Net profit was RMB4.4 million (US$0.7 million) in fourth quarter 2011, compared to net loss of RMB109.9 million in fourth quarter 2010

•	Non-IFRS net profit was RMB17.5 million (US$2.7 million) in fourth quarter 2011, up 48.4% from fourth quarter 2010

•	Basic and diluted earnings per common share were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), respectively. Non-IFRS basic and diluted earnings per common share were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively

•	Application store revenue increased 5.7% to RMB149.4 million (US$22.8 million) in fourth quarter 2011 from fourth quarter 2010. Sky-mobi’s application store experienced 5.0 billion user visits with 847.7 million downloads in fourth quarter 2011

•	Maopao Community revenue through K Currency increased 798.3% to RMB21.4 million (US$3.3 million) in fourth quarter 2011 from fourth quarter 2010. Sky-mobi had 11.0 million active members of the Maopao Community with 884.1 million member log-ins in fourth quarter 2011
Preliminary Fiscal Year 2011 Highlights
•	Total revenues increased 24.1% year-on-year to RMB675.3 million (US$103.1 million) in fiscal year 2011. Maopao Community revenues through K Currency, i.e., revenues not collected through mobile network operators represented 8.9% of total revenues in fiscal year 2011 compared to 0.1% for the fiscal year ended March 31, 2010

•	Profit from operations decreased 83.0% year-on-year to RMB21.1 million (US$3.2 million) in fiscal year 2011

•	Non-IFRS profit from operations decreased 41.2% year-on-year to RMB75.0 million (US$11.5 million) in fiscal year 2011

•	Net profit was RMB135.6 million (US$20.7 million) in fiscal year 2011 compared to net loss of RMB229.8 million in the fiscal year ended March 31, 2010

•	Non-IFRS net profit decreased 52.5% year-on-year to RMB54.9 million (US$8.4 million) in fiscal year 2011

•	Basic and diluted earnings per common share were RMB0.74 (US$0.11) and RMB0.06 (US$0.01), respectively. Non-IFRS basic and diluted earnings per common share were RMB0.30 (US$0.05) and RMB0.25 (US$0.04), respectively, in fiscal year 2011

•	Application store revenue increased 16.1% to RMB598.8 million (US$91.4 million). Sky-mobi’s application store experienced 14.1 billion user visits with 3.2 billion downloads in fiscal year 2011

•	Maopao Community revenue through K Currency increased 1,578.3% to RMB60.0 million (US$9.2 million). Sky-mobi had 30.1 million active members of the Maopao Community with 2.7 billion member log-ins in fiscal year 2011
Non-IFRS figures exclude share-based compensation expenses and other non-operating one-time items. Please see “About Non-IFRS Financial Measures” in this release for more information.

“We are pleased with our fiscal fourth quarter 2011 performance. Our application store had a record 5 billion user visits and 848 million downloads and our Maopao Community grew to a record 11 million active members and 884.1 million member log-ins,” stated Mr. Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi. “We entered into important partnerships during the fiscal fourth quarter 2011. We signed a strategic partnership with Tencent in January and a mobile advertising contract with Sohu in March. More recently, in conjunction with the launch of OPENSKY, we announced SINA Mobile, SNS Game (the promoter of the Chinese version of a hit game, Zombie Farm) and other major Internet and videogame companies became the first international players to join the Maopao Community. We look forward to more exciting partnerships as Maopao becomes the platform of choice to access the hundreds of millions of mobile users in China. In addition, OPENSKY will offer our users an unprecedented experience in enjoying applications with other users, increasing our user stickiness and monetization.”
“In addition to our better than expected revenue performance, we also achieved stronger profitability on a non-IFRS basis, driven by a slowdown in our operating expense growth and an improvement in our gross margin in fourth quarter 2011 compared to the previous quarter as well as compared to the fourth quarter 2010. Our fiscal fourth quarter 2011 non-IFRS gross margin increased 440 basis points sequentially and 150 basis points year-over-year, stated Mr. Carl Yeung, Chief Financial Officer of Sky-mobi. “As we look forward to fiscal 2012, we plan to continue to increase user activities and monetize our large user base through more diverse application and content offerings and making further improvements to the Maopao Community. We expect robust growth from the new games we plan to launch on the Maopao Community and an increase in monetization following the launch of our OPENSKY platform with our initial key partners.”

Preliminary Financial Results for Fourth Quarter 2011
Total Revenues

	For the three months ended
	March 31,
	2010	2011	2011
	(RMB)	(RMB)	(US$)
In thousands	(unaudited)
Revenues:
Application store revenues	141,348	149,396	22,814
Maopao Community revenues through K Currency	2,382	21,398	3,268
Other revenues	3,221	6,664	1,018

Total revenues	146,951	177,458	27,100

Total revenues for fourth quarter 2011 increased 20.8% to RMB177.5 million (US$27.1 million) compared to RMB147.0 million for fourth quarter 2010.
Application store revenues of RMB149.4 million (US$22.8 million) in fourth quarter 2011 representing 84.2% of total revenues, increased 5.7% from fourth quarter 2010. Sky-mobi had 5.0 billion user visits and 847.7 million downloads of applications and content from the Maopao application store in fourth quarter 2011, an increase of 192.1% and 47.0%, respectively, compared to 1.7 billion user visits and 576.8 million downloads in fourth quarter 2010. The fast growth in application store user activity was offset by lower store activity monetization as a result of policies introduced by mobile network operators requiring multiple confirmations on SMS-based purchases of mobile applications and content, including triple-confirmation introduced in September 2010. The negative impact of the changes in carrier policy continued into fourth quarter 2011, although such impact was reduced compared to the quarter ended December 31, 2010.
Maopao Community revenues through K Currency were RMB21.4 million (US$3.3 million), up 798.3% from fourth quarter 2010 and contributing 12.1% of total revenue in fourth quarter 2011. Sky-mobi’s Maopao Community had 11.0 million active members and 884.1 million member log-ins in fourth quarter 2011, an increase of 100.0% and 132.3%, respectively, compared to 5.5 million active members and 380.6 million member log-ins in fourth quarter 2010. Revenues from the Maopao Community increased due to fast growth in the number of active members as well as increased spending per active member resulting from the success of “Fantasy of Three Kingdoms,” a mobile social game. However, the Company believes that the growth of Maopao Community revenues through K Currency in fourth quarter 2011 compared to the previous quarter was partially offset by the fact that many of our registered members traveled on extended trips during the Chinese New Year Holiday and had difficulties purchasing prepaid cards. The Company expects that Maopao Community revenues through K Currency will contribute an increasing percentage of total revenues in the quarters ahead as Sky-mobi continues to focus on growing its active mobile community member base and on diversifying revenue collection away from carrier-based payment channels.
Cost of Revenues and Gross Profit
Total cost of revenues for fourth quarter 2011 increased 19.2% to RMB116.5 million (US$17.8 million) compared to RMB97.7 million in fourth quarter 2010. Our gross profit for fourth quarter 2011 increased 23.8% to RMB61.0 million (US$9.3 million) from RMB49.2 million in fourth quarter 2010.
Total non-IFRS cost of revenues for fourth quarter 2011 increased 18.1% to RMB115.2 million (US$17.6 million) compared to RMB97.6 million in fourth quarter 2010.

	For the three months ended
	March 31,
	2010	2011	2011
	(RMB)	(RMB)	(US$)
In thousands	(unaudited)
Non-IFRS cost of revenues:
Costs associated with payments to industry participants	92,655	105,756	16,151
Direct costs	4,925	9,466	1,445

Total non-IFRS cost of revenues:	97,580	115,222	17,596

Non-IFRS Gross Margin	33.6%	35.1%
Costs associated with payments to industry participants increased 14.1% to RMB105.8 million (US$16.2 million) in fourth quarter 2011 compared to RMB92.7 million in fourth quarter 2010. The increase was slower than growth in revenues primarily because of lower payments to service providers and mobile network operators due to lower application store activity monetization as well as more contribution from Maopao Community revenue through K Currency as a result of increased use of third-party payment agents, partially offset by increased payment to content providers that provide mobile social games on Maopao Community.
Direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store, on a non-IFRS basis, increased 92.2% to RMB9.5 million (US$1.4 million) in fourth quarter 2011 compared to RMB4.9 million in fourth quarter

2010. This increase was largely due to the significant increase in headcount and depreciation related to the higher number of servers deployed since fourth quarter of 2010 to support the growth of the Maopao Community.
Our gross profit for fourth quarter 2011 increased 23.8% to RMB61.0 million (US$9.3 million) compared to RMB49.2 million in fourth quarter 2010. Non-IFRS gross margin in fourth quarter 2011 was 35.1%, up from 33.6% in fourth quarter 2010, mainly due to lower costs associated with payments to industry participants as a percentage of revenue.
Operating Expenses (representing the total amount of research and development expenses, sales and marketing expenses, general and administration expenses)
Total operating expenses primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses increased 72.1% in fourth quarter 2011 to RMB46.6 million (US$7.1 million) from RMB27.1 million in fourth quarter 2010.
Total non-IFRS operating expenses increased 37.6% in fourth quarter 2011 to RMB34.8 million (US$5.3 million) from RMB25.3 million in fourth quarter 2010.

	For the three months ended
	March 31,
	2010	2011	2011
	(RMB)	(RMB)	(US$)
In thousands	(unaudited)
Non-IFRS operating expenses:
Research and development expenses	8,418	11,333	1,731
Sales and marketing expenses	8,859	5,137	785
General and administration expenses	7,990	18,308	2,797

Total non-IFRS operating expenses	25,267	34,778	5,313

The increase in operating expenses was primarily due to the increase in headcount, as described below,

	As of ‘March 31,
	2010	2011	%change
Headcount
Operations	63	155	146.0%
Research and development	175	204	16.6%
Sales and marketing	49	100	104.1%
General and administration	44	75	70.5%

Total Headcount	331	534	61.3%
The Company’s employee headcount increased 61.3% to 534 as of March 31, 2011 from 331 as of March 31, 2010. The increase in headcount was necessary to support the growing operation and active promotion of the Maopao Community and carrier independent third-party payment channels.
Non-IFRS research and development expenses for the fourth quarter increased 34.6% to RMB11.3 million (US$1.7 million) compared to RMB8.4 million in fourth quarter 2010. The increase was primarily due to increase in salaries and bonus from increased headcount.
     Non-IFRS sales and marketing expenses for the fourth quarter decreased 42.7% to RMB5.1 million (US$0.8 million) compared to RMB8.9 million in fourth quarter 2010. The decrease was due to a shift in compensation structure to long term stock based incentive for sales and marketing staff, lowering the cash salaries and bonus per staff and a reclassification of additional cost paid to content provider in fiscal third quarter 2011 to cost of revenues.
Non-IFRS general and administrative expenses for the fourth quarter increased 129.1% to RMB18.3 million (US$2.8 million) compared to RMB8.0 million in fourth quarter 2010. This was primarily due to increase in salaries and bonus from increased headcount.
Net profit and EPS
Net profit in fourth quarter 2011 was RMB4.4 million (US$0.7 million) compared to a loss of RMB109.9 million in fourth quarter 2010.
Non-IFRS net profit in fourth quarter 2011 increased 48.4% to RMB17.5 million (US$2.7 million) from RMB11.8 million in fourth quarter 2010.
Basic and diluted earnings per common share in fourth quarter 2011 were RMB0.02 (US$0.00) and RMB0.02 (US$0.00) respectively, and basic and diluted earnings per ADS were RMB0.16 (US$0.02) and RMB 0.16 (US$0.02) respectively.

Non-IFRS basic and diluted earnings per common share in fourth quarter 2011 were RMB0.07 (US$0.01) and RMB0.07 (US$0.01) respectively, and non-IFRS basic and diluted earnings per ADS were RMB0.56 (US$0.09) and RMB0.56 (US$0.09) respectively.
The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for fourth quarter 2011 were 32,173,725 and 32, 255,178 respectively.
Each ADS represents eight common shares.
Other Operating Data
The following table sets forth total user downloads of our single-user applications and content titles for the period indicated:

	For the three months ended
	March 31,
In millions	2010	2011	%change
Application Store
User visits	1,721.9	5,029.8	192.1%

Single-user application and content downloads
Single-player games	310.2	322.4	3.9%
Mutimedia applications and content titles	128.4	129.2	0.6%
Other single-user applications	138.2	396.1	186.6%

Total Single-user application and content downloads	576.8	847.7	47.0%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of
In millions	March 31, 2010	March 31, 2011	% change
Number of registered members	20.4	72.7	256.4%

Maopao Community
Number of active members	5.5	11.0	100.0%
Number of member log-ins	380.6	884.1	132.3%
Sky-mobi had 257,389,800 common shares outstanding as of March 31, 2011 and 257,389,800 common shares outstanding as of December 31, 2010.

Business Outlook
For the fiscal first quarter 2012 ending June 30, 2011, Sky-mobi expects total revenues to be in the range of RMB180 million to RMB190 million.
These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in fourth quarter 2011 and fiscal year 2011 are not necessarily indicative of operating results for any future periods.
Other Announcements
Hu Xinyong, Vice President of Marketing has resigned from the Company. Mr. Hu was responsible for the marketing of our Maopao brand and decided to pursue his own interest to start a venture focused on the Android mobile technology platform. Sky-mobi is supportive of Mr. Hu’s new venture and will maintain a close working relationship to explore new applications for the Android platform.
Conference Call and Webcast
Sky-mobi’s management team will host a conference call 8:00 a.m. ET on Monday, May 9, 2011, to discuss results for its fiscal fourth quarter and full year ended March 31, 2011.
A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm.
To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (877) 275-8968. International callers should dial +1 (706) 643-1666. When prompted by the operator, mention conference pass code 63639619.
If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Monday, May 9, 2011, at 10:00 a.m. ET. To access the replay, please dial +1 (800) 642-1687, international callers dial +1 (706) 645-9291, and enter the pass code 63639619.
About Non-IFRS Financial Measures
To supplement its consolidated financial statements presented in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes both management and investors benefit from referring to non-IFRS financial measures in assessing the Company’s performance and prospects for the future. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operation, net profit and net profit per share is that these non-IFRS measures exclude the share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to comparable IFRS financial measures” contained elsewhere in this release.
Definitions of Non-IFRS Measures
Non-IFRS cost of revenues is defined as cost of revenue excluding share-based compensation expenses.
Non-IFRS gross profit is defined as Revenue less non-IFRS cost of Revenues.
Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses, and one-time items such as IPO marketing expenses.
Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.
Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other income/(expenses), less income taxes. Such amount excludes non-cash expenses from changes of fair value of preferred shares and warrant, and one-time items.
Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit divided by weighted average outstanding shares/ADSs during the period/year.
Explanatory Notes
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5483 to US$1.00, the exchange rate at March 31, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board.
When calculating number of users of Maopao application store, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.
The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access a specified feature of a particular application or a content title from Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.
The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,’’ ''expects,’’ ''anticipates,’’ ''intends,’’ ''estimates,’’ the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at the telecommunications industry and mobile applications-related services; the Company’s ability to maintain cooperation relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the expected growth of the smart phone market; its ability to obtain and maintain all applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited
Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2009, according to Analysys International. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.
FINANCIAL TABLES FOLLOW

Sky-mobi Limited
Preliminary Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended			For the year ended
	March 31,			March 31,
	2010	2011	2011	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)	(unaudited)			(unaudited)
Revenues	146,951	177,458	27,100	544,258	675,294	103,126
Cost of revenues	(97,723)	(116,503)	(17,792)	(354,351)	(464,837)	(70,986)

Gross profit	49,228	60,955	9,308	189,907	210,457	32,140

Research and development expenses	(8,957)	(14,545)	(2,222)	(26,900)	(52,260)	(7,981)
Sales and marketing expenses	(9,435)	(6,742)	(1,030)	(21,511)	(38,200)	(5,834)
General and administration expenses	(8,679)	(25,312)	(3,866)	(17,507)	(98,935)	(15,109)

Total operating expenses	(27,071)	(46,599)	(7,118)	(65,918)	(189,395)	(28,924)

Profit from operations	22,157	14,356	2,190	123,989	21,062	3,216

Other gains (loss)	584	(1,787)	(273)	3,531	11,179	1,708
Impairment of investments in associates	—	(5,760)	(880)	—	(5,760)	(880)
Finance costs	—	—	—	(5,417)	(4,333)	(662)
Share of results of associates	(1,255)	(2,447)	(374)	(1,255)	(6,011)	(918)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(70,652)	—	—	(290,135)	106,684	16,292
Gain (loss) on changes in fair value of warrants	(4,781)	—	—	(7,548)	7,377	1,127
Loss on modification of convertible redeemable preferred shares	(44,439)	—	—	(44,439)	—	—

Profit (loss) before tax	(98,386)	4,362	663	(221,274)	130,198	19,883
Income tax benefit (expenses)	(11,534)	65	10	(8,528)	5,367	820

Profit (loss) for the period	(109,920)	4,427	673	(229,802)	135,565	20,703

Total comprehensive profit (loss) for the period	(109,920)	4,427	673	(229,802)	135,565	20,703

Total comprehensive profit (loss) attributable to owners of the company	(109,920)	4,632	704	(229,802)	136,313	20,818
Non-controlling interests	—	(205)	(31)	—	(748)	(115)

	(109,920)	4,427	673	(229,802)	135,565	20,703

Earnings (loss) per common share
Basic	(0.73)	0.02	0.00	(1.53)	0.74	0.11
Diluted	(0.73)	0.02	0.00	(1.53)	0.06	0.01

Weight average number of shares
Basic	138,541,767	257,389,800		129,166,600	182,010,313
Diluted	138,541,767	258,041,427		129,166,600	219,772,671

Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended			For the year ended
	March 31,			March 31,
	2010	2011	2011	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)		(unaudited)		(unaudited)
IFRS cost of revenues	(97,723)	(116,503)	(17,792)	(354,351)	(464,837)	(70,986)
Less: Share-based compensation expenses	143	1,281	196	143	2,658	406

Non-IFRS cost of revenues	(97,580)	(115,222)	(17,596)	(354,208)	(462,179)	(70,580)

IFRS gross profit	49,228	60,955	9,308	189,907	210,457	32,140
Add: Share-based compensation expenses	143	1,281	196	143	2,658	406

Non-IFRS gross profit	49,371	62,236	9,504	190,050	213,115	32,546

Total IFRS operating expenses	(27,071)	(46,599)	(7,118)	(65,918)	(189,395)	(28,924)
Less: Share-based compensation expenses	1,804	11,821	1,805	3,463	47,634	7,274
Less: IPO expenses charged into current expenses	—	—	—	—	3,659	559

Total non-IFRS operating expenses	(25,267)	(34,778)	(5,313)	(62,455)	(138,102)	(21,091)

IFRS profit from operations	22,157	14,356	2,190	123,989	21,062	3,216
Add: Share-based compensation expenses	1,947	13,102	2,001	3,606	50,292	7,680
Add: IPO expenses charged into current expenses	—	—	—	—	3,659	559

Non-IFRS Profit from operations	24,104	27,458	4,191	127,595	75,013	11,455

IFRS Profit (loss) for the period	(109,920)	4,427	673	(229,802)	135,565	20,703
Add: Share-based compensation expenses	1,947	13,102	2,001	3,606	50,292	7,680
Add: IPO expenses charged into current expenses	—	—	—	—	3,659	559
Add: Loss(Gain) on changes in fair value of warrents	4,781	—	—	7,548	(7,377)	(1,127)
Add: Loss(Gain) on changes in fair value of convertible redeemable preferred shares	70,652	—	—	290,135	(106,684)	(16,292)
Add: Loss on modification of convertible redeemable preferred shares	44,439	—	—	44,439	—	—
Less: Exchange gain relating to change in fair value of warrants	(89)	—	—	(256)	(12,240)	(1,869)
Less: Reversal withholding tax of shareholding’s dividend	—	—		—	(8,305)	(1,268)

Non-IFRS net profit for the period	11,810	17,529	2,674	115,670	54,910	8,386

Non-IFRS earnings per common share
Basic	0.09	0.07	0.01	0.90	0.30	0.05
Diluted	0.09	0.07	0.01	0.90	0.25	0.04

Weight average number of shares
Basic	138,541,767	257,389,800		129,166,600	182,010,313
Diluted	138,541,767	258,041,427		129,166,600	219,772,671

Sky-mobi Limited
Consolidated Statements of Financial Position (IFRS)

	As of	As of
	December 31,	March 31,	March 31,
	2010	2011
	(RMB)	(RMB)	(US$)
In thousands	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	463,820	367,214	56,078
Term deposits	50,000	152,718	23,322
Trade and other receivables	76,263	86,181	13,161
Amounts due from related parties	650	489	75

Total current assets	590,733	606,602	92,636

Non-current assets
Property and equipment	47,784	43,285	6,610
Investments in associates	8,207	—	—
Deferred tax assets	4,012	6,656	1,016

Total non-current assets	60,003	49,941	7,626

Total assets	650,736	656,543	100,262

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	154,298	135,779	20,734
Income tax liabilities	5,777	11,797	1,802
Amounts due to related parties	581	895	137
Deferred revenue	6,066	6,532	998

Total current liabilities	166,722	155,003	23,671

Total liabilities	166,722	155,003	23,671

Equity
Share capital	92	92	14
Share premium	679,771	679,772	103,809
Reserves	56,181	69,282	10,580
Deficit	(252,537)	(247,908)	(37,858)

Equity attributable to owners of the Company	483,507	501,238	76,545
Non-controlling interests	507	302	46

Total equity	484,014	501,540	76,591
Total equity and liabilities	650,736	656,543	100,262

For further information, please contact:
Sky-mobi Limited
Mr. Carl Yeung, CFO
Phone: + (86) 571-87770978 (Hangzhou)
Email: ir@sky-mobi.com
CCG Investor Relations
Mr. Athan Dounis
Phone: +1-646-213-1916
Email: athan.dounis@ccgir.com